Exhibit 99.4

LA JOLLA PHARMACEUTICAL COMPANY

Restricted Stock Unit Grant Agreement

This Restricted Stock Unit Grant Agreement (the “Agreement”) is dated as of April 10, 2012 and is entered into between La Jolla Pharmaceutical Company, a Delaware corporation (the “Company”), and Saiid Zarrabian (the “Awardee”). This award is granted outside of the Company’s 2010 Equity Incentive Plan (the “Plan”) but is governed in all respects by the terms of the Plan. Capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Plan.

AGREEMENT

In consideration of the mutual promises set forth below, the parties hereto agree as follows:

1. Award of Restricted Stock Units. Subject to the terms and conditions of this Agreement and the Plan (the terms of which are incorporated herein by reference) and effective as of the date set forth above, the Company hereby grants to the Awardee 10,360,892 Restricted Stock Units.

2. Vesting. The Restricted Stock Units shall vest with respect to one-quarter of the underlying shares on each of April 20, 2012, July 20, 2012, October 20, 2012 and January 20, 2013, calculated to the closest whole share, so that the Restricted Stock Units will vest in full on January 20, 2013 (the “Vesting Date”). All outstanding Restricted Stock Units will vest in full immediately prior to any Change in Control.

3. Effect of Termination. Following the termination of Awardee’s Service, the unvested portions of the Restricted Stock Units, if any, as of the date of termination shall be forfeited.

4. Distribution. Shares of stock evidencing a one-for-one conversion (adjusted as provided in the Plan) of vested Restricted Stock Units into Shares (the “Shares”) shall be issued and registered in the Awardee’s name as promptly as practicable following the Vesting Date. Notwithstanding the foregoing, the distribution of the Shares may, for directors and officers of the Company, be deferred beyond the Vesting Date if such director or officer (a) elects to make such a deferral within thirty days from the date of grant and (b) executes and delivers a deferral election form, which is attached hereto as Exhibit A. In the case of Awardee’s death, Shares shall be issued to the Awardee’s beneficiary or estate as soon as practicable. If a deferral election has been made, the distribution of the Shares shall occur at the time provided in the deferral election.

5. Dividends. Participants holding Restricted Stock Units shall not be entitled to receive cash payments equal to any cash dividends and other distributions paid with respect to a corresponding number of Shares until the underlying Shares have been delivered in accordance with this Agreement.

6. Tax Withholding Obligations. In circumstances in which tax withholding is applicable, to meet any such obligations of the Company and Awardee that might arise with respect to any withholding taxes, FICA contributions, or the like under any federal, state, or local statute, ordinance, rule, or regulation in or connection with the award, deferral, or settlement of the Restricted Stock Units, the Awardee shall remit to the Company an amount of cash sufficient to meet the withholding requirements and/or the Company shall withhold the required amounts from the Awardee’s pay. Notwithstanding the foregoing, the Committee may, in its sole discretion, allow Awardee to satisfy such withholding obligations upon settlement of the Restricted Stock Units by withholding a number of Shares having a Fair Market Value equal to the Company’s statutory withholding obligations. The Company shall not deliver any of the Shares until and unless the Awardee has made the payment(s) required herein or proper provision for required withholding has been made. The Awardee hereby consents to any action reasonably taken by the Company to meet the withholding obligations.

7. Restriction on Transferability. Restricted Stock Units may not be sold, transferred, pledged, assigned, or otherwise alienated at any time. Any attempt to do so contrary to the provisions hereof shall be null and void. Notwithstanding the above, transfers can be made pursuant to intra-family transfer instruments or to an inter vivos trust.

8. Rights as Shareholder. The Awardee shall not have voting or any other rights as a shareholder of the Company with respect to the Restricted Stock Units. Upon settlement of the Restricted Stock Units into Shares, the Awardee will obtain full voting and other rights as a shareholder of the Company.

9. Administration. The Committee shall have the power to interpret the Plan and this Agreement and to adopt such rules for the administration, interpretation, and application of the Plan as are consistent therewith and to interpret or revoke any such rules. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Awardee, the Company, and all other interested persons. No member of the Committee shall be personally liable for any action, determination, or interpretation made in good faith with respect to the Plan or this Agreement.

10. Effect on Other Employee Benefit Plans. The value of the Restricted Stock Units granted pursuant to this Agreement shall not be included as compensation, earnings, salaries, or other similar terms used when calculating the Awardee’s benefits under any Awardee or other benefit plan sponsored by the Company or any Affiliate except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

11. Effect on Service. The award of the Restricted Stock Units pursuant to this Agreement shall not give the Awardee any right to remain in the service of the Company or any Affiliate. The award is completely within the discretion of the Company. It is not made as a part of any ongoing element of compensation or something that the Awardee should expect to receive annually or on any other periodic basis. It does not constitute part of the Awardee’s compensation for purposes of determining any post-employment payment or severance.

12. Amendment. This Agreement may be amended only by a writing executed by the Company and the Awardee which specifically states that it is amending this Agreement. Notwithstanding the foregoing, this Agreement may be amended solely by the Committee by a writing which specifically states that it is amending this Agreement, so long as a copy of such amendment is delivered to the Awardee, and provided that no such amendment adversely affects the rights of the Awardee (but limiting the foregoing, the Committee reserves the right to change, by written notice to the Awardee, the provisions of the Restricted Stock Units or this Agreement in any way it may deem necessary or advisable to carry out the purpose of the grant as a result of any change in applicable laws or regulations or any future law, regulation, ruling, or judicial decision, provided that any such change shall be applicable only to Restricted Stock Units which are then subject to restrictions as provided herein).

13. Notices. Any notice to be given under the terms of this Agreement to the Company shall be addressed to the Secretary of the Company. Any notice to be given to the Awardee shall be addressed to the Awardee at the address listed in the Company’s records. By a notice given pursuant to this Section, either party may designate a different address for notices. Any notice shall have been deemed given when actually delivered.

14. Severability. If all or any part of this Agreement or the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of this Agreement or the Plan not declared to be unlawful or invalid. Any Section of this Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

15. Construction. The Restricted Stock Units are being issued subject to the terms of the Plan, the terms of which are incorporated herein by reference. A copy of the Plan has been given to the Awardee, and additional copies of the Plan are available upon request during normal business hours at the principal executive offices of the Company. To the extent that any provision of this Agreement violates or is inconsistent with an express provision of the Plan, the Plan provision shall govern and any inconsistent provision in this Agreement shall be of no force or effect.

16. Miscellaneous.

(a) The Board may terminate, amend, or modify the Plan; provided, however, that no such termination, amendment, or modification of the Plan may in any way adversely affect the Participant’s rights under this Agreement, without the Participant’s written approval.

(b) This Agreement shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

(c) All obligations of the Company under the Plan and this Agreement, with respect to the Restricted Stock Units, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

(d) By signing this Agreement, the Awardee acknowledges that his or her personal employment information regarding participation in the Plan and information necessary to determine and pay, if applicable, benefits under the Plan must be shared with other entities, including companies related to the Company and persons responsible for certain acts in the administration of the Plan. By signing this Agreement the Awardee consents to such transmission of personal data as the Company believes is appropriate to administer the Plan.

(e) To the extent not preempted by federal law, this Agreement shall be governed by, and construed in accordance with, the laws of the State of California.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement effective as of the day and year first above written.

AWARDEE	LA JOLLA PHARMACEUTICAL COMPANY

/s/ Saiid Zarrabian	By:	/s/ George F. Tidmarsh
Signature		Name: George F. Tidmarsh, M.D. Ph.D.
Title: President and Chief Executive Officer
Saiid Zarrabian
Print Name

Award No.
Award Date:
No. Shares:

DIRECTOR AND OFFICER

RSU DEFERRAL ELECTION

The following constitutes an election by the undersigned director or officer of La Jolla Pharmaceutical Company to defer payment of vested benefits pursuant to the Restricted Stock Unit award referred to above granted to the undersigned on April 10, 2012 subject to the terms of the La Jolla Pharmaceutical Company 2010 Equity Incentive Plan (“Plan”).

1.	Election: The undersigned hereby elects to receive the distribution (in Company Shares) of La Jolla common stock underlying vested Restricted Stock Units as follows (please select one of the three distribution choices below):

•	In one lump sum upon a “separation from service” (as defined in the final regulation promulgated under Section 409A of the Internal Revenue Code of 1986, as amended (the “Regulation”))(such event being, a “Separation from Service”); or

•	In one lump sum on ; or

•	In equal annual installments, starting on .

In the event of death, Disability (as defined in the Regulation) or a Change in Control (as defined in the Regulation), distribution of vested Restricted Stock Units shall be made immediately in one lump sum. I understand that if I am considered a “specified employee” (as defined in the Regulation) and distribution is made on account of a Separation from Service, distribution shall not be made until six months and a day after my Separation from Service, or death, if earlier.

2.	Change of Election: I hereby acknowledge that I may not change the date of the distribution as elected above unless I do so at least twelve months prior to the date the first distribution is due under the election above and at least twelve months prior to the date my new election is scheduled to take effect. I also acknowledge that if I change my distribution date elected above, the first date I may receive any distribution with respect to Shares covered by this election is not earlier than five years after the date payment would otherwise have been made pursuant to the election above. Such change must be timely filed in writing with the Company’s stock option administrator. The Company shall have sole discretion to revise the terms of this election or any change, or the procedures with respect to making this election or any change, to the extent the Company deems it helpful or appropriate to comply with applicable law.

Awardee Signature	Date

Print Name

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